UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2025

Commission File Number: 003-13334

RELX PLC

(Translation of registrant’s name into English)

1-3 Strand

London

WC2N 5JR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒Form 20-F  ☐ Form 40-F

EXHIBIT INDEX

Exhibit No	Description

99.1	Transaction in Own Shares 03.03.2025
99.2	Transaction in Own Shares 03.04.2025
99.3	Transaction in Own Shares 03.05.2025
99.4	Transaction in Own Shares 03.06.2025
99.5	Transaction in Own Shares 03.07.2025
99.6	Transaction in Own Shares 03.10.2025
99.7	Transaction in Own Shares 03.11.2025
99.8	Transaction in Own Shares 03.12.2025
99.9	Transaction in Own Shares 03.13.2025
99.10	Transaction in Own Shares 03.14.2025
99.11	Transaction in Own Shares 03.17.2025
99.12	Transaction in Own Shares 03.18.2025
99.13	Transaction in Own Shares 03.19.2025
99.14	Transaction in Own Shares 03.20.2025
99.15	Transaction in Own Shares 03.21.2025
99.16	Additional Listing 03.24.2025
99.17	Transaction in Own Shares 03.24.2025
99.18	Transaction in Own Shares 03.25.2025
99.19	Transaction in Own Shares 03.26.2025
99.20	Transaction in Own Shares 03.27.2025
99.21	Transaction in Own Shares 03.28.2025
99.22	Transaction in Own Shares 03.31.2025
99.23	Total Voting Rights 04.01.2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELX PLC

Date: 04/01/2025	By:	/s/ A. Westley
	Name:	A. Westley
	Title:	Deputy Secretary